

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2022

Reshma Kewalramani
Chief Executive Officer and President
Vertex Pharmaceuticals Incorporated
50 Northern Avenue
Boston, Massachusetts 02210

> **Re: Vertex Pharmaceuticals Incorporated**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 7, 2022**
> **File No. 000-19319**

Dear Dr. Kewalramani:

We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments.

Please respond to these comments by confirming that you will enhance your future proxy disclosures in accordance with the topics discussed below as well as any material developments to your risk oversight structure. For guidance, refer to Item 407(h) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A filed April 7, 2022

General

1.  Please expand your discussion of the reasons you believe that your leadership structure is appropriate, addressing your specific characteristics or circumstances. In your discussion, please also address the circumstances under which you would consider having the Chair and CEO roles filled by a single individual, when shareholders would be notified of any such change, and whether you will seek prior input from shareholders. Please also address how the experience of your Lead Independent Director is brought to bear in connection with your board's role in risk oversight.

2.  Please expand upon the role that your Lead Independent Director plays in the leadership of the board. For example, please enhance your disclosure to address whether or not your Lead Independent Director may:
    •   represent the board in communications with shareholders and other stakeholders;
    •   require board consideration of, and/or override your CEO on, any risk matters; or
    •   provide input on design of the board itself.

3.  Please expand upon how your board administers its risk oversight function. For example,

please disclose:
- the timeframe over which you evaluate risks (e.g., short-term, intermediate-term, or long-term) and how you apply different oversight standards based upon the immediacy of the risk assessed;
- whether you consult with outside advisors and experts to anticipate future threats and trends, and how often you re-assess your risk environment;
- whether you have a Chief Compliance Officer and to whom this position reports; and
- how your risk oversight process aligns with your disclosure controls and procedure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Amanda Ravitz at 202-551-3412 or Barbara Jacobs at 202-551-3735 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program